February 20, 2026

Jean-Marie Mognetti
Chief Executive Officer
Odysseus Holdings Ltd
CoinShares International Limited
2 Hill Street
St. Helier, JE2 4UA
Jersey, Channel Islands

       Re: Odysseus Holdings Ltd
           CoinShares International Limited
           Amendment No. 1 to Draft Registration Statement on Form F-4 Submitted February 2, 2026
           CIK No. 0002087587
Dear Jean-Marie Mognetti:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
January 23, 2026 letter.

Amendment No. 1 to Draft Registration Statement on Form F-4
The Business Combination Proposal
Guideline Company Analyses, page 116

1. We note your disclosure on page 117 that "Vine Hill management utilized an estimated pro forma enterprise value of $920.8 million, based on an approximation of Holdco's enterprise value affected by the assumed consummation of the proposed Business
       Combination, resulting in $263 million of proceeds to CoinShares, after satisfaction of
 February 20, 2026
Page 2

       expenses, to be added to an assumed additional $376 million of cash and cash-like items on CoinShares' balance sheet, and $29 million of debt and debt-like items on
       CoinShares' balance sheet." Please revise to clarify how Vine Hill management determined to use an estimated pro forma enterprise value of $920.8 million. We also note your disclosure elsewhere that you contemplated an enterprise value of CoinShares of $1.2 billion. Please explain the reasons for the differences in these two valuations.
CoinShares' Management's Discussion and Analysis of Financial Condition and Results of
Operations
Other revenue, page 236

2. We note your revised disclosure in response to prior comment 24. Please expand your disclosure to clarify whether the Group maintains custody of the ETH that it stakes. In addition, to the extent the service of any third-party staking provider is material to your business, please identify such staking provider and file the agreement, if any, as an exhibit to your registration statement.
Non-GAAP Information, page 254

3. In your calculation of Adjusted EBITDA, you include adjustments to reflect the fair value movements on digital assets and financial assets which are recognized through other comprehensive income. Since these changes in fair value are excluded from earnings under IFRS that have the effect of changing the pattern of recognition, please tell us how you concluded that this adjustment is appropriate and does not result in individually tailored accounting. Refer to question 100.04 of the Compliance and
       Disclosure Interpretations for Non-GAAP Financial Measures.
Comparison of Corporate Governance and Shareholders' Rights, page 271

4. We note your revised disclosure on page 271 in response to prior comment 30 and re-
       issue in part. Please provide an explanation of any material differences in the rights of
       CoinShares' security holders as compared with security holders of the combined company as a result of the de-SPAC transaction. Refer to Item 1605(b)(4) of Regulation
       S-K.
Coinshares International Limited
Notes to Consolidated Financial STatements for the two years ended December 31, 2024 and
December 31, 2023
17. Certificate liabilities, page F-107

5. We note in your response to prior comment 33 that the certificates represent "zero interest certificates", which may be settled at the holder's election. Please tell us whether these certificates are issued at a discount, and whether you impute interest on a notional liability.
6. Please revise to disclose the general terms of your XBT Provider and CoinShares
       Physical ETPs that give rise to the certificate liabilities here and in your Management's
       Discussion and Analysis of Financial Condition and Results of
Operations.
 February 20, 2026
Page 3

       Please contact Rolf Sundwall at 202-551-3105 or Jason Niethamer at 202-551-3855 if
you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Lulu Cheng at 202-551-3811 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Crypto
Assets